UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number 001-11608
CUSIP Number 969450 10 5
(Check one):     ☐ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☑ Form 10-Q     ☐ Form 10-D     ☐ Form N-SAR
☐	Form N-CSR
     For Period Ended: September 30, 2010
☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR
     For Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Williams Coal Seam Gas Royalty Trust

Full Name of Registrant
Not Applicable

Former Name if Applicable
Trust Division, Royalty Trust Group, Bank of America, N.A., 901 Main Street, 17th Floor

Address of Principal Executive Office (Street and Number)
Dallas, Texas 75202

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Registrant needs additional time to complete the preparation of its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010 because the Registrant needs additional time to complete its quarterly financial statements and related disclosures to reflect the sale of substantially all of the assets of the Registrant and termination and liquidation of the Registrant in accordance with the trust agreement of the Registrant. The sale of assets closed on October 27, 2010. It is anticipated that the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010, will be filed on or before the fifth calendar day following the prescribed due date of the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Ron E. Hooper	(214)	209-2444

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑     No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐     No ☑
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Williams Coal Seam Gas Royalty Trust

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Bank of America, N.A., Trustee
Date: November 16, 2010	By	/s/ Ron E. Hooper
Ron E. Hooper
Senior Vice President and Administrator